Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2009
(Millions)
Earnings:
Income from continuing operations before income taxes	$585
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(35)

Income from continuing operations before income taxes and equity earnings	550

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	517
Rental expense representative of interest factor	16

Total fixed charges	533

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	20
Less:
Capitalized interest	(57)

Total earnings as adjusted	$1,046

Fixed charges	$533

Ratio of earnings to fixed charges	1.96

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision for income taxes in our Consolidated Statement of Income.